UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Four Seasons Education (Cayman) Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

35101A101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:35101A101

(1)	NAME OF REPORTING PERSONS
Four Seasons Education Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
8,809,451 ordinary shares (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
8,809,451 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,809,451 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
38.1%[1]
(12)	TYPE OF REPORTING PERSON*
CO

________________

1 As a percentage of 23,131,195 issued and outstanding ordinary shares of the Issuer.

CUSIP NO.:35101A101

(1)	NAME OF REPORTING PERSONS
Peiqing Tian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
9,351,573 ordinary shares (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
9,351,573 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,351,573 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
40.4%[1]
(12)	TYPE OF REPORTING PERSON*
IN

________________

1 As a percentage of 23,131,195 issued and outstanding ordinary shares of the Issuer.

Item 1(a).Name of Issuer:

Four Seasons Education (Cayman) Inc.

Item 1(b).Address of Issuer’s Principal Executive Offices:

36th Floor, BM Tower, 218 Wusong Road, Hongkou District, Shanghai 200080

Item 2(a).Name of Person Filing:

Four Seasons Education Holdings Limited

Peiqing Tian

Item 2(b).Address of Principal Business Office or, if None, Residence:

The principal business office of Four Seasons Education Holdings Limited and Peiqing Tian is 36th Floor, BM Tower, 218 Wusong Road, Hongkou District, Shanghai 200080.

Item 2(c).Citizenship or Place of Organization:

Four Seasons Education Holdings Limited - British Virgin Islands

Peiqing Tian - People’s Republic of China

Item 2(d).Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.0001 per share

Item 2(e).CUSIP Number:

35101A101

Item 3.Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Four Seasons Education Holdings Limited	8,809,451 ordinary shares(2)	38.1%	8,809,451 ordinary shares	0	8,809,451 ordinary shares	0
Peiqing Tian	9,351,573 ordinary shares(3)	40.4%	9,351,573 ordinary shares	0	9,351,573 ordinary shares	0

________________

(1)	This percentage is based on 23,131,195 issued and outstanding ordinary shares of the Issuer as of February 29, 2020, as set forth in the Issuer's annual report on Form 20-F filed on June 24, 2020.

(2)

Represents 8,809,451 ordinary shares ultimately owned by Mr. Peiqing Tian through his wholly-owned company, Four Season Education Holdings Limited. Pursuant to Section 13(d) of the Act, Peiqing Tian may be deemed to have share beneficial ownership of the ordinary shares held by Four Seasons Education Holdings Limited.

(3)

Represents 8,809,451 ordinary shares ultimately owned by Mr. Peiqing Tian through his wholly-owned company, Four Season Education Holdings Limited, 375,456 ordinary shares directly held by Mr. Peiqing Tian in the form of ADSs purchased on the open market, and 166,666 ordinary shares underlying the share options owned by Mr. Peiqing Tian which will vest within 60 days after December 31, 2020. Pursuant to Section 13(d) of the Act, Peiqing Tian may be deemed to have beneficial ownership of the ordinary shares held by Four Seasons Education Holdings Limited.

Item 5.Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.Identification and Classification of Members of the Group:

Not applicable

Item 9.Notice of Dissolution of Group:

Not applicable

Item 10.Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

Four Seasons Education Holdings Limited	By:	/s/ Peiqing Tian
	Name:	Peiqing Tian
	Title:	Authorized Signatory

Peiqing Tian	/s/ Peiqing Tian

LIST OF EXHIBITS

Exhibit No.	Description
99.1*	Joint Filing Agreement, dated February 1, 2019, by and between Four Seasons Education Holdings Limited and Peiqing Tian

________________

* previously filed